EXHIBIT 99.1

Shopify Announces Fourth-Quarter and Full-Year 2023 Financial Results

Fourth Quarter Revenue up 24% and Free Cash Flow Margin Hits 21%;
Full Year Revenue up 26% and Free Cash Flow Margin Achieves 13%

Internet, Everywhere - February 13, 2024 - Shopify Inc. (NYSE, TSX: SHOP), a provider of essential internet infrastructure for commerce, announced today financial results for the quarter and year ended December 31, 2023.

“2023 was an incredible year for both Shopify and our merchants. Our strong Q4 and annual results are a powerful testament to the progress we have made building fast, reliable, and unified software for merchants of all sizes,” said Harley Finkelstein, President of Shopify. “As we look ahead to 2024, our focus remains on driving innovation in an ever-evolving commerce landscape, delivering products that will propel our merchants’ businesses forward, with the support of our world-class talent and our valued merchants and partners.”

“Our GMV growth accelerated in Q4 and for all of 2023, which powered Shopify’s strong financial results. In Q4 we delivered year-over-year revenue growth of 24%, which represents 30% growth when adjusting for the sale of our logistics businesses, and achieved an operating income margin of 13% and a free cash flow margin of 21%,” said Jeff Hoffmeister, Chief Financial Officer of Shopify. “For 2024, we look to build on the momentum that we achieved in 2023 and continue to deliver a strong combination of both top-line growth and profitability.”

2023 Business Highlights
Shopify’s commitment to its mission, to make commerce better for everyone, remained unwavering in 2023. We continued to build mission critical solutions to power the future of commerce, signing and bringing more merchants of all sizes on to our commerce platform including brands like Carrier, Nike Strength, Dollar Shave Club, Banana Republic Home, and Boardriders which is home to well-known brands including Roxy, Quiksilver, Billabong, among many others.

Below are some highlights from the year that further expanded our unified commerce operating system to enable merchants of all sizes to start, scale, and grow their businesses:
•Launched Shopify Magic, a suite of AI-enabled features integrated across the Shopify platform, to make it easier for merchants to run their businesses

•Introduced Sidekick, an AI-enabled commerce assistant that allows merchants to use AI to increase productivity, improve workflows, make smarter decisions, and spend less time on operational tasks
•Powered by OpenAI’s ChatGPT API, Shopify launched an AI shopping assistant on Shop, creating a fast and more personalized shopping experience for consumers that serves up more relevant product recommendations across Shop’s millions of products
•Expanded availability of Shopify’s all-in-one mobile point-of-sale system, POS Go, to Canada, the U.K., and Ireland
•Released in the U.S. and Canada, new enterprise-grade payments hardware, POS Terminal, which combines POS Go and the all-new POS Go Dock to give merchants the option to turn their mobile point-of-sale system into a WiFi and ethernet-connected reliable countertop payment device
•Integrated Shop Pay Installments into Shopify POS allowing retail merchants the ability to offer in-store shoppers the same payment flexibility offered online
•Completed the U.S. roll out of Shop Cash, a rewards program that allows shoppers to earn Shop Cash on eligible Shop Pay purchases and redeem it on both the app and web-based versions of Shop
•Expanded Shopify’s end-to-end, cross-border commerce solution, Shopify Markets Pro, to general availability in the U.S.
•Optimized Shopify Checkout for speed and conversion by redesigning the checkout to a streamlined one-page checkout experience and expanded its extensibility with new APIs and updates
•Launched Shopify Bill Pay, a tool that streamlines expense management by enabling merchants to manage and pay vendors directly in the Shopify admin
•Launched Shopify Credit, a pay-in-full business credit card exclusively for Shopify merchants and designed to help flex monthly cash flow with tailored credit limits based on sales with no credit check, interest or fees while earning cashback savings on the top eligible spend categories
•Launched Shopify Collective, a low-cost, low-risk business-to-business solution that enables merchants to source products from other brands on Shopify and have them shipped directly to their customers
•Launched Shopify Marketplace Connect app, a centralized hub for merchants to sell on all major marketplaces, including Amazon, eBay, and Walmart, while connecting, managing, and fulfilling their orders through Shopify
•Launched Commerce Components by Shopify (“CCS”), the modern, composable stack for enterprise retail. CCS combines access to Shopify’s foundational, high-performing components along with flexible APIs to build dynamic customer experiences that integrate seamlessly with a retailer’s preferred back office services
•Announced an app integration with Amazon that offers U.S. merchants the option to add the Buy with Prime app into Shopify Checkout with transactions processed through Shopify Payments
•Recognized as a leader in the 2023 Gartner® Magic Quadrant™ for Digital Commerce and placed highest in the ability to execute, further exemplifying Shopify’s culture of innovation and unique vision for commerce

•Launched the Retail Plan, a new pricing plan for brick-and-mortar businesses selling primarily in-person that includes all Shopify POS Pro features as well as tools to build a simple online presence

Recent Business Highlights
•Released on January 31, Shopify’s Winter ‘24 Edition focused on strengthening its commerce foundations with new capabilities spanning across conversion, channels, marketing, and operations. Over 100+ updates were featured in this Edition including the following:
◦Implemented merchandising upgrades that include improved product classification with a new taxonomy that maps products to a rich set of associated attributes and an expanded variant limit of 2,000 to better support merchants with large or complex catalogs
◦Launched Shopify Subscriptions, an app that gives merchants an easy way to set up and manage their subscriptions directly from the Shopify admin, to help merchants increase their customer lifetime value and predictable revenue
◦Introduced Ship from Store to Shopify POS allowing staff at brick-and-mortar locations to easily pick, pack, and ship online orders to customers
◦Expanded Shop Cash offers to Shop Campaigns to help merchants more efficiently target and acquire customers
◦Rolled out new features to Shopify Magic including a Media Editor that can make professional image edits with just a few clicks or keyword prompts
•Shopify updated its pricing for Plus plans and Shopify Payments. The updated pricing went into effect for new Plus merchants on February 8, 2024

Fourth-Quarter Financial Highlights
•Gross Merchandise Volume1 (“GMV”) increased 23% to $75.1 billion, an increase of $14.2 billion over the fourth quarter of 2022
•Revenue increased 24% to $2.1 billion compared to the prior year, which translates into year-over-year growth of 30% after adjusting for the sales of our logistics businesses
•Merchant Solutions revenue increased 21% to $1.6 billion compared to the prior year, driven primarily by the growth of GMV and continued penetration of Shopify Payments
•Gross Payments Volume2 ("GPV") grew to $45.1 billion, representing 60% of GMV processed in the quarter, versus $34.2 billion, or 56%, for the fourth quarter of 2022
•Subscription Solutions revenue increased 31% to $525 million compared to the prior year, driven by the growth in the number of merchants and the pricing increases on our Standard subscription plans
•Monthly Recurring Revenue3 ("MRR") as of December 31, 2023 increased 35% to $149 million compared to the prior year, driven by continued growth across all of our subscription plans. Shopify Plus contributed $46 million, or 31%, of MRR compared with 33% of MRR as of December 31, 2022
1. Gross Merchandise Volume, or GMV, represents the total dollar value of orders facilitated through the Shopify platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
2. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
3. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.

•Gross profit dollars grew 33% to $1.1 billion compared to the prior year. Gross margin for the quarter was 49.5% compared to 46.0% in the fourth quarter of 2022, driven primarily by the lack of the dilutive impact of the logistics business
•Free cash flow4 was $446 million compared to free cash flow of $90 million in the prior year
•Free cash flow margin4 for the quarter was 21% compared to free cash flow margin of 5% in the fourth quarter of 2022
•Cash and marketable securities were $5.0 billion as of December 31, 2023, and we had a net cash position of $4.1 billion after consideration of our outstanding convertible notes

Full-Year Financial Highlights
•Gross Merchandise Volume increased 20% to $235.9 billion, an increase of $38.7 billion over the prior year
•Total revenue increased 26% to $7.1 billion compared to 2022. Within this, Merchant Solutions revenue grew 27% to $5.2 billion, and Subscription Solutions revenue grew 23% to $1.8 billion
•Gross Payment Volume was $137.0 billion, which accounted for 58% of GMV processed, versus $106.1 billion or 54% for 2022
•Gross profit dollars grew 28% to $3.5 billion in 2023, compared with $2.8 billion for 2022. Gross margin was 49.8% compared to 49.2% in 2022, driven primarily by the lack of the dilutive impact of the logistics business, the pricing changes on standard plans, and support efficiencies within subscription solutions which were partially offset by the continued growth in our lower margin payments business
•Free cash flow4 was $905 million compared to negative free cash flow of $186 million in the prior year
•Free cash flow margin4 was 13% compared to negative free cash flow margin of 3% for 2022, achieving sequential growth in both free cash flow dollars and free cash flow margin every quarter this year

2024 Outlook
The outlook that follows supersedes all prior financial outlook statements made by Shopify, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see "Forward-looking Statements" below for more information.

Note that year-over-year comparability in our financial outlook will be impacted by the sales of our logistics businesses, which we expect will create a revenue growth headwind of approximately 500 to 600 basis points and a gross margin tailwind of approximately 450 to 500 basis points when compared to the first quarter of 2023.

For the first quarter of 2024, we expect:
4. Free Cash Flow and Free Cash Flow Margin are non-GAAP financial measures. Please refer to “Non-GAAP and Other Financial Measures” below for more information.

•Revenue to grow at a low-twenties percentage rate on a year-over-year basis, which translates into a year-over-year growth rate in the mid-to-high-twenties when adjusting for the 500 to 600 basis points impact from the sale of our logistics businesses;
•Gross margin for Q1 is expected to increase approximately 150 basis points compared to Q4 2023;
•GAAP operating expense dollars to be up at a low-teens percentage rate compared to Q4 2023;
•Stock-based compensation to be approximately $105 million, and capital expenditures to be approximately $10 million; and
•Free cash flow as a percentage of revenue to be in the high-single digits, with sequential improvement every quarter throughout the year

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our fourth-quarter and 2023 annual results today, February 13, 2024, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/news-and-events/. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Audited Consolidated Financial Statements and accompanying Notes, Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2023 will be available on Shopify’s website at www.shopify.com and will be filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Shareholders may, upon request, receive a hard copy of the complete audited financial statements free of charge.

About Shopify
Shopify is the leading global commerce company that provides essential internet infrastructure for commerce, offering trusted tools to start, scale, market, and run a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for speed, customization, reliability, and security, while delivering a better shopping experience for consumers online, in store and everywhere in between. Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Mattel, Gymshark, Heinz, FTD, Netflix, Kylie Cosmetics, SKIMS, Supreme, and many more. For more information, visit www.shopify.com.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements related to Shopify’s planned business initiatives and operations and outlook, the performance of Shopify's merchants, and the impact of Shopify's business on its merchants and other entrepreneurs. Words such as “continue”, “will”, “intend”, “believe” and “expect” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: sustaining our rapid growth; managing our growth; our potential inability to compete successfully against current and future competitors; the security of personal information we store relating to merchants and their buyers, as well as consumers with whom we have a direct relationship including users of our apps; a cyberattack or security breach; our ability to innovate; the impact of worldwide economic conditions, including the resulting effect on spending by small and medium-sized businesses or their buyers; our current reliance on a few suppliers to provide the technology we offer through Shopify Payments; the reliance of our business, including the services we provide to merchants, in part on the success of our strategic relationships with third parties; our limited operating history in new and developing markets and new geographic regions; international sales and operations and the use of our platform in various countries; our potential inability to hire, retain and motivate qualified personnel, including key personnel; our reliance on third-party cloud providers to deliver our services; complex and changing laws and regulations worldwide; our dependence on the continued services and performance of our senior management and other key employees; payments processed through Shopify Payments, Shop Pay Installments, or payments processed or funds managed through Shopify Balance; our potential failure to effectively maintain, promote and enhance our brand; our history of losses and our efforts to maintain profitability; serious errors or defects in our software or hardware; evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations that may limit the use and adoption of our services; acquisitions and investments, including strategic investments and fluctuations in our share of income and loss from equity method investment; risks associated with Shopify Capital, and offering financing to merchants; our potential inability to achieve or maintain data transmission capacity; potential claims by third parties of intellectual property infringement or other third party or governmental claims, litigation, disputes, or other proceedings; activities of merchants or partners or the content of merchants' shops and our ability to detect and address unauthorized activity on our platform; unanticipated changes in tax laws or adverse outcomes resulting from examination of our income or other tax returns; being required to collect federal, state, provincial or local business taxes, sales and use taxes or other indirect taxes in additional jurisdictions on transactions by our merchants; changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers; our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology; our pricing decisions and changes to our pricing models for our solutions; our use of open source software; seasonal fluctuations in our operating results; exchange rate fluctuations that may negatively affect our results of operations; our dependence upon buyers’ and merchants’ access to, and willingness to use, the internet for commerce; provisions of our financial instruments including our convertible notes; our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all; our tax loss carryforwards; the ownership of our shares; our ability to maintain an effective system of internal controls over financial reporting; the perceived impact of a return on investment without issuing a dividend; our status as a foreign private issuer and the laws applicable to us as a foreign private issuer; the impact of provisions of Canadian law applicable to us; provisions of our constating documents and charter documents; and other events and factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release, represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Carrie Gillard	Alex Lyons
Director, Investor Relations	Communications Lead
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in US millions, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	$	$	$	$
Revenues
Subscription solutions	525	400	1,837	1,488
Merchant solutions	1,619	1,335	5,223	4,112
	2,144	1,735	7,060	5,600
Cost of revenues
Subscription solutions	97	86	354	331
Merchant solutions	985	851	3,191	2,515
	1,082	937	3,545	2,846
Gross profit	1,062	798	3,515	2,754
Operating expenses
Sales and marketing	317	298	1,220	1,230
Research and development	311	440	1,730	1,503
General and administrative	100	214	491	708
Transaction and loan losses	45	34	152	135
Impairment on sales of Shopify's logistics businesses	—	—	1,340	—
Total operating expenses	773	986	4,933	3,576
Income (loss) from operations	289	(188)	(1,418)	(822)
Other income (expense), net	393	(426)	1,603	(2,801)
Income (loss) before income taxes	682	(614)	185	(3,623)
(Provision for) recovery of income taxes	(25)	(9)	(53)	163
Net income (loss)	657	(623)	132	(3,460)
Other comprehensive income (loss)	10	22	20	(10)
Comprehensive income (loss)	667	(601)	152	(3,470)

Net income (loss) per share attributable to shareholders:
Basic	0.51	(0.49)	0.10	(2.73)
Diluted	0.51	(0.49)	0.10	(2.73)

Weighted average shares used to compute net income (loss) per share attributable to shareholders:
Basic	1,285,498,532	1,273,338,804	1,281,554,559	1,266,268,155
Diluted	1,297,295,576	1,273,338,804	1,295,511,385	1,266,268,155

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US millions except share amounts, unaudited)

	As of
	December 31, 2023	December 31, 2022
	$	$
Assets
Current assets
Cash and cash equivalents	1,413	1,649
Marketable securities	3,595	3,404
Trade and other receivables, net	282	273
Loans and merchant cash advances, net	816	580
Other current assets	169	144
	6,275	6,050
Long-term assets
Property and equipment, net	49	131
Operating lease right-of-use assets, net	98	355
Intangible assets, net	29	390
Deferred tax assets	44	41
Equity and other investments ($2,977 and $869, carried at fair value)	3,597	1,954
Equity method investment	780	—
Goodwill	427	1,836
	5,024	4,707
Total assets	11,299	10,757
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	579	542
Deferred revenue	302	296
Operating lease liabilities	17	18
	898	856
Long-term liabilities
Deferred revenue	196	268
Operating lease liabilities	217	465
Convertible senior notes	916	913
Deferred tax liabilities	6	16
	1,335	1,662
Commitments and contingencies
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 1,207,318,947 and 1,195,697,614, issued and outstanding; unlimited Class B restricted voting shares authorized, 79,251,346 and 79,430,952 issued and outstanding; 1 Founder share authorized, 1 and 1 issued and outstanding	9,201	8,747
Additional paid-in capital	251	30
Accumulated other comprehensive income (loss)	4	(16)
Accumulated deficit	(390)	(522)
Total shareholders’ equity	9,066	8,239
Total liabilities and shareholders’ equity	11,299	10,757

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US millions, unaudited)

	Three months ended		Years ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	$	$	$	$
Cash flows from operating activities
Net income (loss) for the period	657	(623)	132	(3,460)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization and depreciation	10	30	70	93
Stock-based compensation	98	142	615	549
Impairment of right-of-use assets and leasehold improvements	—	84	38	84
Provision for transaction and loan losses	29	20	80	74
Deferred income tax recovery	(3)	(6)	(1)	(187)
Revenue related to non-cash consideration	(35)	(34)	(158)	(121)
Impairment on sales of Shopify's logistics businesses	—	—	1,340	—
Net (gain) loss on equity and other investments	(368)	476	(1,419)	2,919
Net loss on equity method investment	48	—	58	—
Unrealized foreign exchange (gain) loss	(12)	(14)	(6)	12
Changes in operating assets and liabilities	24	23	195	(99)
Net cash provided by (used in) operating activities	448	98	944	(136)
Cash flows from investing activities
Purchases of property and equipment	(2)	(8)	(39)	(50)
Purchases of marketable securities	(1,683)	(1,443)	(5,841)	(5,011)
Maturities of marketable securities	1,612	1,616	5,590	6,890
Purchases and originations of loans	(527)	(149)	(1,861)	(526)
Repayments of loans	514	148	1,338	367
Purchases of equity and other investments	(260)	(5)	(364)	(635)
Acquisition of businesses, net of cash acquired	—	—	(31)	(1,754)
Other	—	—	(36)	—
Net cash (used in) provided by investing activities	(346)	159	(1,244)	(719)
Cash flows from financing activities
Proceeds from the exercise of stock options	17	7	60	18
Net cash provided by financing activities	17	7	60	18
Effect of foreign exchange on cash and cash equivalents	7	7	4	(17)
Net increase (decrease) in cash and cash equivalents	126	271	(236)	(854)
Cash and cash equivalents – Beginning of Period	1,287	1,378	1,649	2,503
Cash and cash equivalents – End of Period	1,413	1,649	1,413	1,649

Non-GAAP and Other Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles ("GAAP"), Shopify uses certain non-GAAP and other financial measures to provide additional information in order to assist investors in understanding our financial and operating performance. These measures are not recognized measures for financial presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies.

Adjusted gross profit, adjusted sales and marketing, adjusted research and development, adjusted general and administrative expenses, adjusted impairment on sales of Shopify's logistics businesses, adjusted operating income/loss, adjusted net income/loss and adjusted net income/loss per share are non-GAAP financial measures that exclude the effect of stock-based compensation expenses and related payroll taxes, accelerated stock-based compensation, amortization of acquired intangibles, severance related costs, provisions associated with litigation-related accruals, real estate-related impairment charges, and impairment on sales of Shopify’s logistics businesses. Adjusted net income/loss and adjusted net income/loss per share also exclude unrealized and realized gains and losses on equity and other investments, net loss on equity method investment, and tax effects related to non-GAAP adjustments. Free cash flow is a non-GAAP financial measure calculated as cash flow from operations less capital expenditures. Free cash flow margin is a non-GAAP ratio calculated as free cash flow divided by revenue. Shopify considers free cash flow and free cash flow margin as indicators of the efficiency and liquidity of Shopify's business, showing cash available after capital expenditures, to make strategic investments and drive future growth.

Management uses non-GAAP and other financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. The non-GAAP and other financial measures used herein be considered as a supplement to, and not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US millions, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	$	$	$	$
GAAP Gross profit	1,062	798	3,515	2,754
% of Revenue	50%	46%	50%	49%
add: stock-based compensation and related payroll taxes	1	3	4	9
add: amortization of acquired intangibles	4	19	35	49
Adjusted Gross profit	1,067	820	3,554	2,812
% of Revenue	50%	47%	50%	50%

GAAP Sales and marketing	317	298	1,220	1,230
% of Revenue	15%	17%	17%	22%
less: stock-based compensation and related payroll taxes	14	15	54	65
less: accelerated stock-based compensation	—	—	5	—
less: amortization of acquired intangibles	—	2	3	5
less: severance related costs	—	—	28	11
Adjusted Sales and marketing	303	281	1,130	1,149
% of Revenue	14%	16%	16%	21%

GAAP Research and development	311	440	1,730	1,503
% of Revenue	15%	25%	25%	27%
less: stock-based compensation and related payroll taxes	69	104	333	396
less: accelerated stock-based compensation	—	—	164	—
less: severance related costs	—	—	102	8
Adjusted Research and development	242	336	1,131	1,099
% of Revenue	11%	19%	16%	20%

GAAP General and administrative	100	214	491	708
% of Revenue	5%	12%	7%	13%
less: stock-based compensation and related payroll taxes	19	24	76	93
less: impairment of right-of-use assets and leasehold improvements	—	84	38	84
less: severance related costs	—	—	18	11
less: expense related to litigation matters	—	—	—	97
Adjusted General and administrative	81	106	359	423
% of Revenue	4%	6%	5%	8%

GAAP Transaction and loan losses	45	34	152	135
% of Revenue	2%	2%	2%	2%

GAAP Impairment on sales of Shopify's logistics businesses	—	—	1,340	—
% of Revenue	—%	—%	19%	—%
less: impairment on sales of Shopify's logistics businesses	—	—	1,340	—
Adjusted Impairment on sales of Shopify's logistics businesses	—	—	—	—
% of Revenue	—%	—%	—%	—%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US millions, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	$	$	$	$
GAAP Operating expenses	773	986	4,933	3,576
% of Revenue	36%	57%	70%	64%
less: stock-based compensation and related payroll taxes	102	143	463	554
less: accelerated stock-based compensation	—	—	169	—
less: amortization of acquired intangibles	—	2	3	5
less: impairment of right-of-use assets and leasehold improvements	—	84	38	84
less: severance related costs	—	—	148	30
less: expense related to litigation matters	—	—	—	97
less: impairment on sales of Shopify's logistics businesses	—	—	1,340	—
Adjusted Operating expenses	671	757	2,772	2,806
% of Revenue	31%	44%	39%	50%

GAAP Operating income (loss)	289	(188)	(1,418)	(822)
% of Revenue	13%	(11)%	(20)%	(15)%
add: stock-based compensation and related payroll taxes	103	146	467	563
add: accelerated stock-based compensation	—	—	169	—
add: amortization of acquired intangibles	4	21	38	54
add: impairment of right-of-use assets and leasehold improvements	—	84	38	84
add: severance related costs	—	—	148	30
add: expense related to litigation matters	—	—	—	97
add: impairment on sales of Shopify's logistics businesses	—	—	1,340	—
Adjusted Operating income	396	63	782	6
% of Revenue	18%	4%	11%	—%

GAAP Net income (loss)	657	(623)	132	(3,460)
% of Revenue	31%	(36)%	2%	(62)%
add: stock-based compensation and related payroll taxes	103	146	467	563
add: accelerated stock-based compensation	—	—	169	—
add: amortization of acquired intangibles	4	21	38	54
add: impairment of right-of-use assets and leasehold improvements	—	84	38	84
add: severance related costs	—	—	148	30
add: expense related to litigation matters	—	—	—	97
add: impairment on sales of Shopify's logistics businesses	—	—	1,340	—
add: net (gain) loss on equity and other investments	(368)	474	(1,419)	2,874
add: net loss on equity method investment	48	—	58	—
add: income tax effects related to non-GAAP adjustments	(3)	(9)	(24)	(195)
Adjusted Net income	441	93	947	47
% of Revenue	21%	5%	13%	1%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US millions, except share and per share amounts, unaudited)

	Three months ended		Years ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	$	$	$	$
Basic GAAP Net income (loss) per share attributable to shareholders	0.51	(0.49)	0.10	(2.73)
add: stock-based compensation and related payroll taxes	0.08	0.11	0.36	0.44
add: accelerated stock-based compensation	—	—	0.13	—
add: amortization of acquired intangibles	—	0.02	0.03	0.04
add: impairment of right-of-use assets and leasehold improvements	—	0.07	0.03	0.07
add: severance related costs	—	—	0.12	0.02
add: expense related to litigation matters	—	—	—	0.08
add: impairment on sales of Shopify's logistics businesses	—	—	1.05	—
add: net (gain) loss on equity and other investments	(0.29)	0.37	(1.11)	2.27
add: net loss on equity method investment	0.04	—	0.05	—
add: income tax effects related to non-GAAP adjustments	—	(0.01)	(0.02)	(0.15)
Basic Adjusted Net income per share attributable to shareholders	0.34	0.07	0.74	0.04
Weighted average shares used to compute GAAP and adjusted basic net income (loss) per share attributable to shareholders	1,285,498,532	1,273,338,804	1,281,554,559	1,266,268,155

Diluted GAAP Net income (loss) per share attributable to shareholders(1)	0.51	(0.48)	0.10	(2.69)
add: stock-based compensation and related payroll taxes	0.08	0.11	0.36	0.44
add: accelerated stock-based compensation	—	—	0.13	—
add: amortization of acquired intangibles	—	0.02	0.03	0.04
add: impairment of right-of-use assets and leasehold improvements	—	0.07	0.03	0.07
add: severance related costs	—	—	0.11	0.02
add: expense related to litigation matters	—	—	—	0.08
add: impairment on sales of Shopify's logistics businesses	—	—	1.03	—
add: net (gain) loss on equity and other investments	(0.28)	0.37	(1.10)	2.24
add: net loss on equity method investment	0.04	—	0.04	—
add: income tax effects related to non-GAAP adjustments	—	(0.01)	(0.02)	(0.15)
Diluted Adjusted Net income per share attributable to shareholders	0.34	0.07	0.73	0.04
Weighted average shares used to compute GAAP and adjusted diluted net income (loss) per share attributable to shareholders(1)	1,297,295,576	1,285,359,361	1,295,511,385	1,285,676,885
(1) As the adjustments to GAAP net loss per share for the three months and year ended December 31, 2022 have resulted in an adjusted net income per share, the diluted GAAP net loss and the weighted average shares used to compute GAAP and non-GAAP diluted net income (loss) have been adjusted to reflect the effect of dilutive securities.

Free Cash Flow Reconciliation
The following table illustrates how free cash flow is calculated in this press release:

	Three months ended		Years ended
	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	$	$	$	$
	(in millions, except percentages)
Net cash provided by (used in) operating activities	448	98	944	(136)
less: capital expenditures(1)	(2)	(8)	(39)	(50)
Free cash flow	446	90	905	(186)
Revenue	2,144	1,735	7,060	5,600
Free cash flow margin	21%	5%	13%	(3)%
(1) Capital expenditures is equivalent to the amount included in "purchases of property and equipment" on our Condensed Consolidated Statement of Cash Flows for the reported period.

Financial Performance Constant Currency Analysis
The following table converts our GMV, revenues, gross profit and (loss) income from operations using the comparative period's monthly average exchange rates. The table below setting out the effect of foreign exchange rates on GMV and our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the below disclosure as we believe it presents a clear comparison of our period to period operating results by removing the impact of fluctuations in foreign exchange rates and to assist investors in understanding our financial and operating performance. Adjusted gross profit and adjusted operating income/loss are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

	Three months ended December 31,
	GMV	Revenue	Subscription Solutions Revenue	Merchant Solutions Revenue	Gross Profit	(Loss) Income from Operations
	(in millions, except percentages)
2022 As Reported (GAAP, excl. GMV)	$60,958	$1,735	$400	$1,335	$798	$(188)
2022 As Adjusted	$60,958	$1,735	$400	$1,335	$820	$63
2023 As Reported (GAAP, excl. GMV)	$75,125	$2,144	$525	$1,619	$1,062	$289
2023 As Adjusted	$75,125	$2,144	$525	$1,619	$1,067	$396
Percentage Change Y/Y (GAAP, excl. GMV)	23%	24%	31%	21%	33%	(254)%
Percentage Change Y/Y (As Adjusted)	23%	24%	31%	21%	30%	529%
Constant Currency Impact	$571	$9	$1	$8	$6	$13
Percentage Change Y/Y (GAAP, excl. GMV) Constant Currency	22%	23%	31%	21%	32%	(247)%
Percentage Change Y/Y (As Adjusted, excl. GMV) Constant Currency	22%	23%	31%	21%	29%	508%

	Years ended December 31,
	GMV	Revenue	Subscription Solutions Revenue	Merchant Solutions Revenue	Gross Profit	(Loss) Income from Operations
	(in millions, except percentages)
2022 As Reported (GAAP, excl. GMV)	$197,167	$5,600	$1,488	$4,112	$2,754	$(822)
2022 As Adjusted	$197,167	$5,600	$1,488	$4,112	$2,812	$6
2023 As Reported (GAAP, excl. GMV)	$235,910	$7,060	$1,837	$5,223	$3,515	$(1,418)
2023 As Adjusted	$235,910	$7,060	$1,837	$5,223	$3,554	$782
Percentage Change Y/Y (GAAP, excl. GMV)	20%	26%	23%	27%	28%	73%
Percentage Change Y/Y (As Adjusted)	20%	26%	23%	27%	26%	12933%
Constant Currency Impact	$(796)	$(9)	$1	$(10)	$—	$53
Percentage Change Y/Y (GAAP, excl. GMV) Constant Currency	20%	26%	23%	27%	28%	79%
Percentage Change Y/Y (As Adjusted, excl. GMV) Constant Currency	20%	26%	23%	27%	26%	12050%

Key Performance Indicators
The following represents a summary of our key performance indicators, along with period-over-period changes:

	Three months ended		2023 vs. 2022
	December 31, 2023	December 31, 2022	% Change / Change (bps)
	(in millions, except percentages)
GMV	$75,125	$60,958	23%
GPV	$45,074	$34,230	32%
GPV as a % of GMV	60%	56%	380 bps
MRR	$149	$110	35%
Shopify Plus MRR as a % of total MRR	31%	34%	(270) bps
Revenue	$2,144	$1,735	24%
Attach Rate(1)	2.85%	2.85%	—
(1) Attach rate is defined as total revenue divided by GMV and is a key performance indicator of our business and our ability to generate greater value for our merchants.

	Years ended		2023 vs. 2022
	December 31, 2023	December 31, 2022	% Change / Change (bps)
	(in millions, except percentages)
GMV	$235,910	$197,167	20%
GPV	$137,040	$106,066	29%
GPV as a % of GMV	58%	54%	430 bps
Revenue	$7,060	$5,600	26%
Attach Rate(1)	2.99%	2.84%	150 bps
(1) Attach rate is defined as total revenue divided by GMV and is a key performance indicator of our business and our ability to generate greater value for our merchants.